                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                               (AMENDMENT NO. 1)*

                                XOX CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, $.025 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  98412Y 10 1
                                 (CUSIP Number)

                                                                            Neil I. Sell, Esq.
               Steven B. Liefschultz                                Maslon Edelman Borman & Brand, LLP
               7630 West 78th Street                                        3300 Norwest Center
            Bloomington, Minnesota 55439                               Minneapolis, Minnesota 55402

         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               NOVEMBER 11, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)



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

                                  SCHEDULE 13D

  Cusip No.  98412Y 10 1                                       Page 2 of 4 pages
  1     Name of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

        STEVEN B. LIEFSCHULTZ
------------------------------------------------------------------------------------------------------------------------------------

  2     Check the Appropriate Box if a Member of a Group*                                            (a) / /
                                                                                                     (b) / /
------------------------------------------------------------------------------------------------------------------------------------

  3     SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
  4     Source of Funds*

        PF
------------------------------------------------------------------------------------------------------------------------------------
  5     Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)          / /
------------------------------------------------------------------------------------------------------------------------------------
  6     Citizenship or Place of Organization

        USA
------------------------------------------------------------------------------------------------------------------------------------
                     7      Sole Voting Power

                            316,000
     Number of       ---------------------------------------------------------------------------------------------------------------
                     8      Shared Voting Power
      Shares

    beneficially
                            0
       owned         ---------------------------------------------------------------------------------------------------------------
                     9      Sole Dispositive Power
      by each
                            316,000
     reporting       ---------------------------------------------------------------------------------------------------------------
                     10     Shared Dispositive Power
   person with:
                            0
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  11     Aggregate Amount Beneficially Owned by Each Reporting Person

         316,000 shares
------------------------------------------------------------------------------------------------------------------------------------
  12     Check Box if the Aggregate amount in Row (11) Excludes Certain Shares*                          / /

------------------------------------------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)

         10.0%
------------------------------------------------------------------------------------------------------------------------------------
  14     Type of Reporting Person*

         IN
------------------------------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!



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

ITEM 1.  SECURITY AND ISSUER.

        This Amendment No. 1 ("Amendment No. 1") dated December 12, 1997 to the Statement on Schedule 13D dated September 19, 1997 (as amended, the "Schedule 13D") relates to the Common Stock, $.025 par value per share (the "Common Stock"), of XOX Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1450 Energy Park Drive, Suite 120, St. Paul, MN 55108.

        Unless otherwise indicated, each capitalized term used herein but not otherwise defined shall have the meaning assigned to such term in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The aggregate purchase price of the purchases identified in response to
Item 5(c) was $83,683.  All such purchases were paid for with personal funds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a)The Reporting Person beneficially owns 176,800 shares of the outstanding Common Stock of the Issuer, as well as 29,600 Units, each Unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock. Because such warrants are currently exercisable, the Reporting Person is deemed to own the shares of Common Stock underlying such warrants for purposes of this Schedule 13D. In addition, the Reporting Person beneficially owns options to purchase 80,000 shares of Common Stock which are exercisable currently or within 60 days of the date hereof, and thus is deemed to own the shares of Common Stock underlying such options for purposes of this Schedule 13D. Thus, for purposes of this Schedule 13D, the Reporting Person is deemed to beneficially own 316,000 shares of the Issuer's Common Stock, representing approximately 10.0% of the Common Stock (based upon 3,052,931 shares outstanding on November 26, 1997).

        (b)The Reporting Person has sole voting and dispositive power with respect to a total of 316,000 shares.

        (c)Listed below are all transactions effected in the Issuer's Common Stock by the Reporting Person since his original Schedule 13D filing:

                Nature of      Number of        Number       Price per      Total Pur-         How
Trade Date     Transaction       Units         of Shares     Share/Unit     chase Price      Effected
--------------------------------------------------------------------------------------------------------

 9/24/97           Buy            600             --         $2.71/unit     $  1,624        Open market
 10/01/97          Buy            --           6,800          2.51/share      17,059        Open market
 11/26/97          Buy            --          50,000          1.50/share      65,000        Private
                                                                                             placement

In addition, the Reporting Person was granted the options described in Item 6 below. Options with respect to a total of 80,000 shares are exercisable currently or within 60 days of the date hereof.

        (d)     Not applicable.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Reporting Person became a Director of the Issuer on November 11, 1997. In connection with becoming a Director, the Issuer issued to the Reporting Person 10-year options to purchase a total of 115,000 shares of Common Stock of the Issuer. The vesting schedule for these options is as follows: (1) the first option, for 75,000 shares, vests as follows: 25,000 shares on November 11, 1997, 16,666 shares on November 30, 1997, 16,667 shares on December 31, 1997 and 16,667 shares on January 31, 1998, or earlier upon a change of control; (2) the second option, for 25,000 shares, vests upon the earliest occurrence of certain events, including a change of control; (3) the third option, for 10,000 shares, vests on November 11, 1998; and (4) the fourth option, for 5,000 shares, vested on November 25, 1997. Reference is made to the full text of the option agreements which are attached as exhibits hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Non-Qualified Stock Option Agreement dated December 2, 1997 relating to 75,000 shares.

2. Non-Qualified Stock Option Agreement dated December 2, 1997 relating to 25,000 shares.

3. Non-Qualified Stock Option Agreement dated December 2, 1997 relating to 10,000 shares.

4. Non-Qualified Stock Option Agreement dated December 2, 1997 relating to 5,000 shares.


                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true,
complete and correct.  Dated:     December 12, 1997


                                        By   /s/ Steven B. Liefschultz
                                             --------------------------
                                              Steven B. Liefschultz



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